UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 6, 2015

WesBanco, Inc.
 (Exact name of registrant as specified in its charter)

West Virginia	000-08467	55-0571723
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

1 Bank Plaza, Wheeling, WV	26003
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code       (304) 234-9000

Former name or former address, if changed since last report  Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

WesBanco, Inc. issued a press release today announcing that it will issue a press release highlighting the Company's financial results for the fourth quarter of 2014 on Tuesday, January 27, 2015.  Management will also host a conference call to discuss the Company's financial results for the fourth quarter of 2014 on Wednesday, January 28, 2015 at 11:00 a.m. E.S.T.

The press release is attached as Exhibit 99.1 to this report.

Information About the Merger and Where to Find It

WesBanco has filed a Registration Statement on Form S-4 with the SEC, which was declared effective on December 11, 2014, and which includes the joint proxy statement of WesBanco and ESB Financial Corporation (“ESB”) for their respective shareholder meetings and the prospectus of WesBanco.  SHAREHOLDERS OF WESBANCO AND ESB AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  In addition, the Registration Statement on Form S-4, which includes the Joint Proxy Statements/Prospectus, and other related documents filed by WesBanco or ESB with the SEC, may be obtained for free at the SEC’s website at http://www.sec.gov, and from either applicable website of WesBanco or ESB at http://www.wesbanco.com or http://www.esbbank.com, respectively.  Additionally, investors and security holders may obtain, without charge, copies of the documents that WesBanco has filed with the SEC by contacting Linda M. Woodfin, Secretary, WesBanco, Inc, One Bank Plaza, Wheeling, WV 26003, telephone: (304) 234-9000, and copies of the documents that ESB has filed with the SEC by contacting Frank D. Martz, Group Senior Vice President of Operations and Secretary, ESB Financial Corporation, 600 Lawrence Avenue, Ellwood City, PA 16117, telephone: (724) 758-5584.

Participants in the Solicitation

WesBanco and ESB and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of WesBanco and ESB in connection with the Proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014.  Information about the directors and executive officers of ESB is set forth in the proxy statement for ESB’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014.  Additional information regarding the interests of those participants in connection with the Merger and other persons who may be deemed participants in the solicitation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Proposed Merger, which was first mailed to shareholders of WesBanco and ESB on or about December 15, 2014.  You can obtain free copies of these documents from the SEC, WesBanco or ESB using the website information above or by requesting such documents from WesBanco or ESB, as applicable, at the contact information above.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

Item 9.01 Financial Statements and Exhibits

d)	Exhibits – 99.1 - Press release announcing the scheduled release of fourth quarter 2014 earnings and conference call.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WesBanco, Inc.
(Registrant)

Date: January 6, 2015	/s/ Robert H. Young
Robert H. Young
Executive Vice President and Chief Financial Officer